SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2013

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto Ontario M3B 2X7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On October 25, 2013, Postmedia Network Canada Corp. (the “registrant”) announced the approval and adoption by its board of directors (the “Board”) of amendments to its by-laws to include advance notice provisions (the “Advance Notice Provisions”), the purpose of which is to require advance notice to be provided to the registrant in circumstances where nominations of persons for election to the Board are made by shareholders of the registrant other than pursuant to: (i) a requisition of a meeting of shareholders made pursuant to the provisions of the Canada Business Corporations Act; or (ii) a shareholder proposal made pursuant to the provisions of that Act.

The Advance Notice Provision is effective immediately and will be placed before shareholders for ratification at the upcoming annual general and special meeting of shareholders of the registrant scheduled for January 9, 2014. A copy of the Advanced Notice Provision by-law is hereby filed as Exhibit 99.1 to this report on Form 6-K and a copy of the press release is hereby furnished as Exhibit 99.3 to this report on Form 6-K.

Item 5.05 Amendments to the Registrant’s Code of Ethics, or Waiver of a Provision of the Code of Ethics

On October 24, 2013, the registrant amended its Code of Business Conduct and Ethics (the “Amended Code”). The Amended Code updates the prior code to enhance readability, provide for certain technical updates and provide for certain other changes based upon the evolution of practices at the registrant’s business. A copy of the Amended Code is hereby filed as Exhibit 99.2 to this report on Form 6-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

The documents listed below as Exhibits 99.1 and 99.2 are being filed with this report on Form 6-K with the Securities and Exchange Commission:

Exhibit 99.1	By-Law No. 3 of the by-laws of the registrant.

Exhibit 99.2	Amended Code of Business Conduct and Ethics.

The document listed below as Exhibit 99.3 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.3	Press release dated October 25, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ DOUGLAS LAMB
Douglas Lamb
Chief Financial Officer

Date: October 25, 2013

EXHIBIT INDEX

Exhibit 99.1	By-Law No. 3 of the by-laws of the registrant.

Exhibit 99.2	Amended Code of Business Conduct and Ethics.

Exhibit 99.3	Press release dated October 25, 2013.